SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

05010437

RECEIVED AUG 12 2005 213 PROCESSING SECTION

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

August 8, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 2, 2005	Stock Exchange Announcement – Holding(s) in Company
August 3, 2005	Stock Exchange Announcement – Holding(s) in Company
August 5, 2005	Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

By: [signature]
Christopher C. Roberts

dlw 8/16

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-80.doc
T: 081505

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301)699-9883 • Tysons Corner, Virginia Office: (703)684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com

REG-Electrocomponents Holding(s) in Company

RNS Number:6290P
Electrocomponents PLC
02 August 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 2nd August 2005 (dated 1st August 2005) in accordance with Section 198 of the Companies Act that Silchester International Investors Limited ("Silchester") has a notifiable interest in 60,530,993 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset Management Limited ("Sanderson") (a UK limited company of which Silchester holds 49.9% of the issued share capital) and Silchester (by virtue of Section Section 203(2)(b) of the Companies Act 1985), have an interest in 4,812,900 shares. Silchester's interest therefore represents 15.01% of the total issued ordinary share Capital of the Company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 16,488,300 Ordinary Shares, which represents 3.79% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 39,022,092 Ordinary Shares, which represents 8.97% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	Northern Trust Co	16,488,300	3.79
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Co	2,640,758	0.61
Silchester International Investors International Value Equity Trust	Northern Trust Co	39,022,092	8.97
The Calleva Trust	Northern Trust Co	2,379,843	0.55
TOTAL		60,530,993	13.91

SAM Account	Nominee	Number of Shares	% held
BUST	Northern Trust Co	1,820,000	0.42
CAT	Pictet & Cie	132,000	0.03
CHER	Northern Trust Co	22,000	0.01

DYN	State Street	65,000	0.01
EUF	State Street	172,000	0.04
GOLF	Bank of New York	79,000	0.02
GRIT	Northern Trust Co	684,600	0.16
INGOT	Mellon Trust	172,500	0.04
MINI	State Street	266,800	0.06
OCEAN	Northern Trust Co	80,300	0.02
OVAL	Mellon Trust	150,600	0.03
PEARL	Northern Trust Co	32,000	0.01
RAIN	Citigroup	130,000	0.03
RIVAL	Northern Trust Co	56,000	0.01
STAMP	Northern Trust Co	90,000	0.02
TIME	Bank of New York	30,000	0.01
TRAY	Northern Trust Co	530,100	0.12
WHEAT	Northern Trust Co	169,000	0.04
WINDY	Northern Trust Co	131,000	0.03
TOTAL		4,812,900	1.11

OVERALL TOTAL (SII and SAM Accounts)	65,343,893	15.01

CARMELINA CARFORA

Group Company Secretary

2nd August 2005

END

HOLUUURCRUPAGCP

REG-Electrocomponents Holding(s) in Company

RNS Number:6980P
Electrocomponents PLC
03 August 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 3rd August 2005 (dated 28th July 2005) in accordance with Section 198 of the Companies Act that as at the close of business on 25th July 2005, Barclays Bank PLC, acting through it's business group and legal entities detailed below, had an interest in 13,101,688 Ordinary shares of Electrocomponents PLC representing a total of 3.01% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

	Number of Shares	% held
Barclays Global Investors Ltd	5,467,746	1.26
Barclays Global Investors Australia Ltd	75,900	0.02
Barclays Global Investors Japan Ltd	42,737	0.01
Barclays Global Fund Advisors	1,749,779	0.40
Gerrard Ltd	1,556,941	0.36
Barclays Life Assurance Co. Ltd	448,468	0.10
Barclays Global Investors, N.A.	3,243,352	0.74
Barclays Global Investors Japan Trust & Banking	516,765	0.12
Barclays Bank PLC TOTAL	13,101,688	3.01

CARMELINA CARFORA
Group Company Secretary
3rd August 2005

END

HOLUUUMCRUPAGAW

REG-Electrocomponents Holding(s) in Company

RNS Number:8156P
Electrocomponents PLC
05 August 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDER

The Company has been informed that the overall holding of Barclays Bank PLC has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company. Barclays Bank PLC's current holding is 2.99%.

CARMELINA CARFORA
Group Company Secretary
5th August 2005

END
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